Exhibit (d)(2)

January 21, 2012

Frank Witney, PhD

Affymetrix, Inc.

3420 Central Expressway

Santa Clara, California 95051

Re:	Settlement and Mutual Release Relating to the Notes

Dear Dr. Witney:

This letter agreement confirms our settlement and mutual release of claims relating to the 3.50% Senior Convertible Debentures due 2038 (the “Notes”) issued by Affymetrix, Inc. (“Affymetrix”) pursuant to the indenture, dated November 16, 2007, between Affymetrix and The Bank of New York Trust Company, N.A., as Trustee (the “Indenture”).

As we have agreed, we each hereby release all claims, including the ongoing litigation, that either of us may have against the other (including our respective officers, directors and employees) since the beginning of time until the date hereof relating to the Notes, upon the terms set forth below;

•	Affymetrix shall commit to hold unencumbered (i.e., not subject to any security interest of any kind or any claim) $95,500,000 from the date hereof until the closing date of the tender offer;

•	Within three (3) business days of the date hereof, Affymetrix shall pay to an account designated by Ropes & Gray LLP $300,000.00 for attorney’s fees and costs;

•

As soon as practicable, but in no event later than two weeks from the date hereof, Affymetrix shall: (i) launch a tender offer for the Notes, which offer shall remain open for 20 business days, (ii) use its reasonable best efforts to close the tender offer as soon as reasonably practicable, but in no event later than April 30, 2012, and (iii) not extend the tender offer beyond such 20 business day period, other than as required by applicable law or regulation;

•

No later than the date on which the tender offer commences, Affymetrix shall deliver to the tender agent the full par value of the Notes outstanding, plus accrued and unpaid interest through the expected closing date of the tender offer;

•

At the closing of the tender offer, Affymetrix shall cause the tender agent to pay each holder who tenders their Notes the full par value of such Notes, plus accrued and unpaid interest through the closing date of the tender offer; and

•

Each of Tang Capital Partners, LP and its affiliated entities (collectively, the “Tang Entities”) shall tender and not withdraw all of their Notes in the tender offer, and shall not, except pursuant to the tender offer, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, their Notes. Notwithstanding the foregoing, the Tang Entities may, through the closing of the tender offer, continue to hold the Notes in securities margin accounts.

The parties agree to work in good faith towards preparing definitive documentation with respect to this settlement and mutual release. Notwithstanding this, the foregoing terms of the settlement and mutual release shall be binding upon each of Affymetrix, its agent and Tang Capital Partners, LP upon execution of this letter agreement, regardless of whether definitive documentation is executed. The parties will notify the Court regarding this settlement upon signing by all parties of this letter agreement, and will undertake prompt efforts to dismiss the litigation with prejudice.

[SIGNATURE PAGE FOLLOWS]

In witness whereof, the undersigned have caused this settlement and mutual release to be executed by their respective authorized signatures as of the date first indicated above.

TANG CAPITAL PARTNERS, LP By: Tang Capital Management, LLC, its General Partner

By:	/s/ KEVIN TANG
Kevin Tang
Managing Director

AFFYMETRIX, INC.

By:	/s/ FRANK WITNEY
Frank Witney, PhD
President and Chief Executive Officer

Approved as to Form:

DAVIS POLK & WARDWELL

By:	/s/ NEAL POTISCHMAN

ROPES & GRAY LLP

By:	/s/ THAD A. DAVIS